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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in millions)
                                      1997      1996     1995      1994     1993
                                     -----     -----    -----     -----    -----
Profit before tax                 $   97.9  $   64.1 $   29.4  $   38.8 $   56.8
Income (Loss) of 50% owned
  subsidiaries                         2.9       1.3     (0.8)      0.3      2.0
Dividends received from less
  than 50% owned subsidiaries          1.2       2.7      2.6       1.6      1.3

Interest expense                      42.6      45.4     44.9      44.9     37.4
25% of rent expense                    4.1       3.9      3.9       3.2      3.2
                                     -----     -----    -----     -----    -----
  Total fixed charges                 46.7      49.3     48.8      48.1     40.6
Pre-tax earnings required to
  cover preferred dividends             --        --       --        --       --
                                     -----     -----    -----     -----    -----
  Total fixed charges and
    preferred dividends               46.7      49.3     48.8      48.1     40.6
                                     =====     =====    =====     =====    =====

Earnings before income taxes and
fixed charges                     $  148.5  $  117.1 $   79.5  $   88.8 $  100.7
                                     =====     =====    =====     =====    =====

Ratio of earnings to fixed
  charges                              3.2       2.4      1.6       1.8      2.5

Ratio of earnings to fixed
 charges and preferred dividends
                                       3.2       2.4      1.6       1.8      2.5

Note 1: For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes, adjusted for the portion of fixed charges deducted from such earnings. "Fixed charges" consist of interest on all indebtedness (including capital lease obligations, capital securities and capitalized interest), amortization of debt expense and the percentage of rental expense on operating leases deemed representative of the interest factor.
Note 2: The ratios of earnings to fixed charges, before the restructuring and special charges for 1997, 1996, 1995 and 1994 were 3.3, 2.5, 1.9 and
        2.4, respectively.


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